                                                                       EXHIBIT 1

                                     [LOGO]
                          North American PALLADIUM Ltd.

130 Adelaide St. West
Suite 2116                                       -------------------------------
Toronto, ON                                               NEWS RELEASE
M5H 3P5                                          -------------------------------


Website: www.napalladium.com                     May 11, 2004

FOR IMMEDIATE RELEASE                            Trading Symbol TSE - PDL
---------------------                                           AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                           FIRST QUARTER 2004 RESULTS


                              RESULTS OF OPERATIONS
                              ---------------------

The Company realized net income for the three months ended March 31, 2004 of $6,121,000 or $0.12 per share on revenues from metal sales of $53,156,000 compared to net income of $8,390,000 or $0.17 per share on revenue from metal sales of $45,120,000 for the corresponding period a year earlier. These results include a foreign exchange loss of $782,000 in the current quarter compared to a foreign exchange gain of $8,651,000 in the first quarter of 2003, which primarily relates to the Company's US dollar denominated long-term debt.

During the first quarter, the mill processed 1,348,779 tonnes of ore, or an average of 14,822 tonnes per day, with a palladium grade of 2.72 g/t, producing 91,261 ounces of palladium at a recovery rate of 77.3%. This compares with the first quarter of 2003, when the mill processed 1,196,259 tonnes of ore, or 13,292 tonnes per day, with a palladium grade of 1.99 g/t, producing 58,791 ounces of palladium at a recovery rate of 76.9%. The significant improvement in palladium production in the first quarter of 2004 was directly related to increased palladium head grades and improved mill throughput.

Production costs including overheads but excluding non-cash amortization were $24,998,000 during the first quarter 2004 compared to $28,219,000 during the first quarter 2003. Total unit cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs, net of by-product credits and royalties) decreased to US$115 per ounce in the first quarter 2004 compared to US$277 per ounce in the first quarter 2003. The increased production of platinum, gold, nickel and copper and the improvement in the prices for these by-product metals in the first quarter of 2004 made a significant contribution to operations and resulted in a reduction of the unit cash costs for palladium by US$196 per ounce compared to a reduction of US$148 per ounce in the first quarter of 2003. The significant decrease in unit cash costs was primarily due to a 55% increase in palladium production.



News Release, May 11, 2004        Page 1 of 12     North American Palladium Ltd.

The operating results for the first quarter 2004 were unfavourably impacted by the labour strike at the Falconbridge operations in Sudbury, Ontario. The Company was unable to ship all of the concentrate produced in the quarter, which resulted in 1,314 tonnes of concentrate being held in inventory at March 31, 2004, containing 9,863 ounces of palladium and other by-product metals, representing about 11% of first quarter palladium production. This unusually high level of concentrate inventory had a production cost of $2,715,000 and will be recognized as revenue from metal sales in the second quarter 2004 when it is received at the smelter.

Non-cash amortization expenses increased to $9,846,000 during the quarter compared to $4,881,000 in the first quarter 2003. The higher amortization amount is attributable to the 55% increase in palladium production and an increase in the unit of production amortization rate due to the restatement of reserves at June 30, 2003.

As a result of the significant reduction in outstanding long-term debt, interest expense on long-term debt was $487,000 in the current quarter compared to $1,068,000 in the first quarter of 2003. Exploration expense was $429,000 in the first quarter of 2004 compared to $323,000 in the corresponding 2003 period. The increased exploration expense for the first three months of 2004 reflects the higher level of grass root exploration activities on three properties in the Thunder Bay region.

                        CASH FLOW AND FINANCIAL POSITION
                        --------------------------------

Cash flow from operations, prior to changes in non-cash working capital, was $19,481,000 in the first quarter 2004 compared to $11,361,000 in the first quarter 2003. After allowing for working capital changes, cash provided by operations was $12,278,000 in the first quarter of 2004 compared to $10,359,000 in the first quarter of 2003.

Investing activity in the first quarter required $3,727,000 of cash, with the main capital spending activity being the pre-stripping of the next phase of open pit mine development.

The Company continued to strengthen its balance sheet during the quarter. Outstanding long-term debt, including current and long-term portions was reduced by $8,460,000, resulting in a long-term debt balance of $48,216,000 (US$36,813,000). During the quarter, the Company issued 217,759 common shares for total consideration of $2,303,000, the majority of which was from the exercise of stock options. At March 31, 2004, the Company had cash and cash equivalents of $13,075,000.

                              PRODUCTION STATISTICS
                              ---------------------

                                                FIRST QUARTER MARCH 31
                                                2004                2003
                                        ----------------------------------------
PALLADIUM (OZ)                                    91,261               58,791
Payable Palladium (oz)                            83,367               53,328
Platinum (oz)                                      6,983                5,285
Gold (oz)                                          7,755                4,564
Copper (lbs)                                   2,141,755            1,396,155
Nickel (lbs)                                   1,321,201              772,545
--------------------------------------------------------------------------------
Ore Tonnes Milled                              1,348,779            1,196,259
Ore Tonnes Mined                               1,283,982            1,393,969
Waste Tonnes Mined                             2,594,785            2,470,885
--------------------------------------------------------------------------------
Waste Strip Ratio                                 2.02:1               1.77:1
--------------------------------------------------------------------------------



News Release, May 11, 2004        Page 2 of 12     North American Palladium Ltd.

                            EXPLORATION & DEVELOPMENT
                            -------------------------


During the first quarter of 2004, the Company continued to advance its primary exploration properties (Shebandowan Lake and Roaring River). Results to date, although preliminary, have been encouraging with the discovery of several new Ni-Cu-PGE zones of mineralization from both project areas. An Airborne VTEM Survey was conducted over the Shebandowan Lake Project. Priority targets have been identified and will be drill tested in the second quarter of 2004. At Roaring River, ground geophysical surveys have outlined several prospective targets in the up-ice direction from known PGE bearing mineralized boulders. These anomalies will also be drilled in the second quarter of this year. During the quarter, exploration at the Lac des Iles Mine focused on the compilation of all the historic data. This effort is expected to generate new areas in and around the Company's operations for further evaluation during the second half of 2004.


                             RISKS AND UNCERTAINTIES
                             -----------------------

The price of palladium is the most significant factor influencing the profitability of the Company. In the first quarter of 2004, sales of palladium accounted for approximately 64% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal producing countries, particularly Russia and South Africa. To offset the price risk, in 2000 the Company entered into the Palladium Sales Contract. Without the Palladium Sales Contract, the Company's profitability would be significantly impacted by the current depressed spot palladium price. In the near term, the Company does not expect to recognize palladium revenue above the Palladium Sales Contract floor price of US$325 per ounce. The Company is optimistic that the fundamentals for palladium demand will improve in the medium term with the draw-down of surplus inventories held by automotive manufacturers and consumer response to platinum's price premium to palladium. In addition, recent news of a new diesel catalyst technology which may permit the use of palladium will give automobile manufacturers a cheaper alternative in their choice of materials for diesel emission control systems as compared to platinum. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability. The Company hedged US$45,000,000 of its revenue for 2004 at an average C$/US$ exchange rate of approximately 1.35.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with



News Release, May 11, 2004        Page 3 of 12     North American Palladium Ltd.

industry practice, such insurance may not provide coverage of all the risks associated with mining. The Company has filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. The Company will record the effect of this insurance recovery in its financial statements when the proceeds are received.


                                     OUTLOOK
                                     -------

During the first quarter, the mine and mill operated at levels above budget and there are a number of exciting development activities underway. We have purchased the new underground equipment and begun construction of the portal for our new underground mine. We are finalizing the bidding process for the new secondary crusher and will begin construction shortly.

Andre Douchane, President and CEO commented: "We continue to place a lot of emphasis on operating safely, strengthening our existing operation and on various initiatives to expand our business beyond the Lac des Iles mine."

While metal prices seem to be currently taking a bit of pull back, we believe the longer term fundamentals are in place to support higher palladium prices later this year, and expect to see palladium at the US$350 per ounce level predicted by Norilsk Nickel by the end of 2004.



--------------------------------------------------------------------------------

NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. PALLADIUM use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan. PALLADIUM is also used in the dental, electronics, jewelry and chemical sectors.

For further information contact:
Andre Douchane - President & CEO
Tel: (416) 360-2656        email: ADOUCHANE@NAPALLADIUM.COM

George D. Faught - Vice President Finance & CFO
Tel:  (416) 360-2650       email: GFAUGHT@NAPALLADIUM.COM

Douglas H. Bache - Treasurer
Tel: (416) 360-2651        email: DBACHE@NAPALLADIUM.COM


Forward-Looking Statements - Certain statements included in this news release are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "intend", and other similar expressions are intended to identify forward-looking statements. In particular statements relating to estimated cash flows, capital costs, ore production, mine life, financing and construction are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-



News Release, May 11, 2004        Page 4 of 12     North American Palladium Ltd.

looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonne milled, geological, technical, mining or processing problems, future profitability and production, and availability of financing on acceptable terms. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.




News Release, May 11, 2004        Page 5 of 12     North American Palladium Ltd.


                                 NORTH AMERICAN PALLADIUM LTD.
                                  CONSOLIDATED BALANCE SHEETS
                            (Canadian funds in thousands of dollars)
                                          (Unaudited)


                                                          MARCH 31            DECEMBER 31
                                                            2004                 2003
                                                       ---------------    --------------------
                        ASSETS
                        ------
CURRENT ASSETS
Cash and cash equivalents                              $        13,075    $             11,950
Short-term investments                                           1,820                   1,813
Concentrate awaiting settlement, net - Note 3                  100,600                  94,610
Inventories                                                      9,812                   9,141
Crushed and broken ore stockpiles - Note 4                       5,902                   6,251
Future tax asset                                                     8                      84
Accounts receivable and other assets - Note 6(d)                 1,573                   1,387
                                                       ---------------    --------------------
                                                               132,790                 125,236

Mining interests, net                                          241,134                 247,116
Mine closure deposit - Note 5                                    5,033                   4,733
Deferred financing costs                                         1,092                   1,290
Crushed and broken ore stockpiles - Note 4                       5,744                   5,983
Future tax asset                                                 6,921                   9,334
                                                       ---------------    --------------------
                                                       $       392,714    $            393,692
                                                       ---------------    --------------------
        LIABILITIES AND SHAREHOLDERS' EQUITY
        ------------------------------------

CURRENT LIABILITIES
Accounts payable and accrued liabilities               $        13,427    $             16,041
Taxes payable                                                    2,532                   1,311
Future tax liability                                               195                     216
Current portion of obligations under capital leases              1,156                   1,070
Current portion of project term loan - Note 7                   33,153                  34,538
                                                       ---------------    --------------------
                                                                50,463                  53,176

Mine closure obligation                                          7,373                   7,300
Obligations under capital leases                                   974                   1,015
Project term loan - Note 7                                          --                   7,272
Kaiser-Francis credit facility - Note 7                         15,063                  14,866
Future tax liability                                            10,278                  10,108
                                                       ---------------    --------------------
                                                                84,151                  93,737
SHAREHOLDERS' EQUITY
Capital stock - Note 9                                         315,976                 313,489
Deficit                                                         (7,413)                (13,534)
                                                       ---------------    --------------------
Total shareholders' equity                                     308,563                 299,955
                                                       ---------------    --------------------
                                                       $       392,714    $            393,692
                                                       ---------------    --------------------

News Release, May 11, 2004        Page 6 of 12     North American Palladium Ltd.


                                     NORTH AMERICAN PALLADIUM LTD.
                                  CONSOLIDATED STATEMENTS OF EARNINGS
                         AND DEFICIT (Canadian funds in thousands of dollars,
                                  except share and per share amounts)
                                              (Unaudited)


                                                                          THREE MONTHS ENDED
                                                                               MARCH 31
                                                                      2004                 2003
                                                                 ---------------      ---------------
REVENUE FROM METAL SALES - Notes 6(d) and 11                     $        53,156      $        45,120
Deduct: smelter treatment, refining and freight costs                     (5,331)              (3,499)
                                                                 ---------------      ---------------
Net revenue from mining operations                                        47,825               41,621
                                                                 ---------------      ---------------

OPERATING EXPENSES
Production costs including overhead                                       24,998               28,219
Amortization                                                               9,846                4,881
Administrative expenses                                                    1,217                  918
Provision for mine closure costs                                             243                  132
                                                                 ---------------      ---------------
Total operating expenses                                                  36,304               34,150
                                                                 ---------------      ---------------

INCOME FROM MINING OPERATIONS                                             11,521                7,471
                                                                 ---------------      ---------------

OTHER INCOME (EXPENSES)
Interest on long-term debt                                                  (487)              (1,068)
Exploration expense                                                         (429)                (323)
Foreign exchange gain (loss)                                                (782)               8,651
Derivative income - Note 2(c) and 6(d)                                       470                   --
Interest income                                                               47                   74
Loss on disposal of capital assets                                          (132)                  --
Interest                                                                     (10)                  --
                                                                 ---------------      ---------------
Total other income (expenses)                                             (1,323)               7,334
                                                                 ---------------      ---------------

INCOME BEFORE INCOME TAXES                                                10,198               14,805
Provision for income taxes - Note 8                                        4,077                6,415
                                                                 ---------------      ---------------

NET INCOME FOR THE PERIOD                                                  6,121                8,390

Deficit, beginning of period                                             (13,534)             (51,537)
                                                                 ---------------      ---------------
DEFICIT, END OF PERIOD                                           $        (7,413)     $       (43,147)
                                                                 ---------------      ---------------

NET INCOME PER SHARE                                             $          0.12      $          0.17
                                                                 ---------------      ---------------
DILUTED NET INCOME PER SHARE                                     $          0.12      $          0.17
                                                                 ---------------      ---------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC                 50,974,943           50,678,688
                                                                 ---------------      ---------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED               51,126,044           50,678,720
                                                                 ---------------      ---------------


News Release, May 11, 2004        Page 7 of 12     North American Palladium Ltd.


                                 NORTH AMERICAN PALLADIUM LTD.
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Canadian funds in thousands of dollars)
                                          (Unaudited)


                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                                2004               2003
                                                           ---------------    ---------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income for the period                                  $         6,121    $         8,390
Operating items not involving cash
    Future income tax expense                                        2,797              5,911
    Amortization                                                     9,846              4,881
    Foreign exchange loss (gain)                                       766             (7,953)
    Loss on disposal of capital assets                                 132                 --
    Provision for mine closure costs                                   243                132
    Stock-based compensation                                            46                 --
    Derivative income - Note 2(c) and 6(d)                            (470)                --
                                                           ---------------    ---------------
                                                                    19,481             11,361
Changes in non-cash working capital - Note 10                       (7,203)            (1,002)
                                                           ---------------    ---------------
                                                                    12,278             10,359
                                                           ---------------    ---------------
FINANCING ACTIVITIES
Repayment of project term loan                                      (9,226)           (12,765)
Issuance of common shares                                            2,303                243
Mine closure deposit                                                  (300)              (300)
Obligations under capital leases                                      (203)              (251)
                                                           ---------------    ---------------
                                                                    (7,426)           (13,073)
                                                           ---------------    ---------------
INVESTING ACTIVITIES
Short-term investments                                                  (7)               (28)
Additions to plant, equipment and pre-stripping                     (3,560)            (2,323)
Mining claims, exploration and development costs                      (160)              (589)
                                                           ---------------    ---------------
                                                                    (3,727)            (2,940)
                                                           ---------------    ---------------

Increase (decrease) in cash and cash equivalents                     1,125             (5,654)
Cash and cash equivalents, beginning of period                      11,950             11,536
                                                           ---------------    ---------------
Cash and cash equivalents, end of period                   $        13,075    $         5,882
                                                           ---------------    ---------------


News Release, May 11, 2004        Page 8 of 12     North American Palladium Ltd.

                          NORTH AMERICAN PALLADIUM LTD.
          NOTES TO THE MARCH 31, 2004 CONSOLIDATED FINANCIAL STATEMENTS
    (in thousands of Canadian dollars except per share and per ounce amounts)
                                   (Unaudited)


1.   BASIS OF PRESENTATION

     These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2003. Accordingly, these consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2003.

2.   CHANGES IN ACCOUNTING POLICIES

     (A)  STOCK-BASED COMPENSATION

     As discussed in the audited annual consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for stock options from the intrinsic value method to one that recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model. An expense of $46 was recorded in the three months ended March 31, 2004 (three months ended March 31, 2003 - nil).

     (B)  ASSET RETIREMENT OBLIGATIONS

     Also, as disclosed in the audited annual consolidated financial statements, effective January 1, 2003, the Company adopted a new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for asset retirement obligations which harmonizes the accounting with Generally Accepted Accounting Principles in the U.S. This standard significantly changed the method of accounting for future site restoration costs. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and depreciated over the estimated life of the mine. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. An expense of $243 was recorded in the three months ended March 31, 2004 for accretion of the mine closure obligation and amortization of mining interests. This change in accounting policy did not have a material impact on the three months ended March 31, 2003.

     (C)  HEDGING RELATIONSHIPS

     In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional


News Release, May 11, 2004        Page 9 of 12     North American Palladium Ltd.

     documentation and application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of AcG-13, the Company has marked to market its forward foreign exchange contracts beginning January 1, 2004. The impact of this change is an increase to derivative income of $470 in the three month period ended March 31, 2004.

3.   CONCENTRATE AWAITING SETTLEMENT

     The gross value of concentrate awaiting settlement represents the value of all platinum group metals and base metals from production shipped to the smelters for up to a seven month period prior to the balance sheet date. At March 31, 2004, concentrate awaiting settlement included 152,458 ounces of palladium (December 31, 2003 - 147,570). Concentrate awaiting settlement was entirely from two domestic customers at March 31, 2004 and December 31, 2003. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

4.   CRUSHED AND BROKEN ORE STOCKPILES

     Crushed and broken ore stockpiles are valued at the lower of average production cost and net realizable value. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset.

5.   MINE CLOSURE PLAN

     As part of the expansion project, the Company has established a revised mine closure plan with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,800 to be accumulated in a Trust Fund controlled by the Ministry. At March 31, 2004, the Company had $5,033 on deposit with the Ministry and has agreed to make monthly deposits of $100.

6.   COMMITMENTS

     The Company enters into Forward Commodity sales contracts from time to time to hedge the effect of changes in the prices of metals it produces on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs.

     (A)  PLATINUM FORWARD CONTRACTS

     At March 31, 2004, the Company had forward sales contracts for 14,000 ounces of platinum at an average price of US$763 per ounce maturing at various dates through December 2004. As at March 31, 2004, the fair value of these forward sales contracts was below their carrying value by $206.

     (B)  NICKEL SWAP CONTRACTS

     At March 31, 2004, the Company had swap contracts for 1,785,000 lbs. of nickel at an average fixed price of US$5.67 per lb. maturing at various dates through December 2004. As at March 31, 2004, the fair value of these swap contracts was below their carrying value by $636.


News Release, May 11, 2004       Page 10 of 12     North American Palladium Ltd.

     (C)  COPPER SWAP CONTRACTS

     At March 31, 2004, the Company had swap contracts for 3,967,000 lbs. of copper at an average fixed price of US$1.16 per lb. maturing at various dates through December 2004. As at March 31, 2004, the fair value of these swap contracts was below their carrying value by $470.

     (D)  FORWARD FOREIGN EXCHANGE CONTRACTS

     At March 31, 2004, the Company had forward foreign exchange contracts outstanding for US$45,000,000 at an average exchange rate of $1.35 maturing at various dates through December 31, 2004. At March 31, 2004, the fair value of these contracts was $1,671, of which $1,200 is included in revenue from metal sales as a mark to market adjustment for concentrate awaiting settlement, and $471 is recorded as derivative income in the three months ended March 31, 2004.

7.   LONG-TERM DEBT

     The Company's long-term debt, comprising its project term loan and Kaiser-Francis credit facility, is denominated in US dollars. At March 31, 2004, the outstanding long-term debt, including current and long-term portions was $48,216 (US$36,813) compared to $56,676 (US$43,844) at
     December 31, 2003. During the first quarter 2004, the Company's long-term debt was reduced by $8,460 as a result of repayments of $9,226 and a foreign exchange loss of $766 due to a strengthening Canadian dollar.

8.   INCOME TAXES

     The variance between the income taxes as computed at the combined statutory rate and the effective rate for the Company is reconciled as follows:

                                                           THREE MONTHS ENDED
                                                             MARCH 31, 2004

Income tax provision using statutory income tax rates             3,927
Increase (decrease) in taxes resulting from:
  Resource allowance                                               (950)
  Non-taxable portion of capital gains                             (128)
  Federal large corporations taxes                                  216
  Ontario mining taxes                                              986
  Other                                                              26
                                                         ----------------------
Income tax expense                                                4,077
                                                         ----------------------

9.   CAPITAL STOCK

     As at March 31, 2004, the Company had 51,113,097 common shares issued and outstanding (December 31, 2003 - 50,895,338). At March 31, 2004, the Company had 843,851 options outstanding at a weighted average exercise price of $8.90, expiring at various dates from March 3, 2005 to September 2, 2011.


News Release, May 11, 2004       Page 11 of 12     North American Palladium Ltd.

10.  CHANGES IN NON-CASH WORKING CAPITAL

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                           2004               2003
                                                      ---------------    ----------------
     Decrease (increase) in:
       Concentrate awaiting settlement                $        (5,990)   $           (771)
       Inventories and stockpiles                                 (83)              1,849
       Accounts receivable and other assets                       284                 112
                                                      ---------------    ----------------
                                                               (5,789)              1,190
                                                      ---------------    ----------------
     Increase (decrease) in:
       Accounts payable and accrued liabilities                (2,614)             (2,573)
       Taxes payable                                            1,200                 381
                                                      ---------------    ----------------
                                                               (1,414)             (2,192)
                                                      ---------------    ----------------

     Changes in non-cash working capital              $        (7,203)   $         (1,002)
                                                      ---------------    ----------------

11.  REVENUE FROM METAL SALES

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                           2004               2003
                                                      ---------------    ----------------
     Palladium (a)                                    $        31,723    $         24,208
     Palladium forward contracts (b)                               --              10,634
     Adjustments for mark to market                             2,312                (798)
     Nickel                                                     6,229               3,848
     Platinum                                                   5,534               4,144
     Gold                                                       3,306               1,615
     Copper                                                     2,912               1,281
     Other metals                                               1,140                 188
                                                      ---------------    ----------------
                                                      $        53,156    $         45,120
                                                      ---------------    ----------------

     (a) The Company entered into a Palladium Sales Contract with a major automobile manufacturer, which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production delivered by June 30, 2005. Palladium revenue includes the impact of the Palladium Sales Contract.

     (b) The Company entered into palladium forward contracts in 2001 for 100,800 ounces of palladium at an average price of US$922 per ounce, the revenue from which was fully realized by June 30, 2003. The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition.


News Release, May 11, 2004       Page 12 of 12     North American Palladium Ltd.